UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ProFrac Holding Corp.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

74319N100

(CUSIP Number)

Dan Wilks

Farris Wilks

17018 IH 20

Cisco, Texas 76437

Telephone: (817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2023

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74319N100	SCHEDULE 13D	Page 2

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 69,110,369 Shares of Class A Common Stock (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 69,110,369 Shares of Class A Common Stock (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,110,369 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

THRC Holdings, LP, a Texas limited partnership (“THRC Holdings”), owns (i) 69,067,625 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of ProFrac Holding Corp. (the “Issuer”) and (ii) warrants to purchase 42,744 shares of Class A Common Stock. The general partner of THRC Holdings is THRC Management, LLC, a Texas limited liability company (“THRC Management”). Dan Wilks is the sole member of THRC Management.

(2)

Based on (i) 158,996,801 shares of Class A Common Stock outstanding as of April 13, 2023, as represented by the Issuer to the Reporting Persons, plus (ii) 42,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of warrants to purchase shares of Class A Common Stock.

CUSIP No. 74319N100	SCHEDULE 13D	Page 3

1.	NAMES OF REPORTING PERSONS THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 69,110,369 Shares of Class A Common Stock (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 69,110,369 Shares of Class A Common Stock (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,110,369 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

THRC Holdings owns (i) 69,067,625 shares of Class A Common Stock and (ii) warrants to purchase 42,744 shares of Class A Common Stock. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management.

(2)

Based on (i) 158,996,801 shares of Class A Common Stock outstanding as of April 13, 2023, as represented by the Issuer to the Reporting Persons, plus (ii) 42,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of warrants to purchase shares of Class A Common Stock.

CUSIP No. 74319N100	SCHEDULE 13D	Page 4

1.	NAMES OF REPORTING PERSONS THRC Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 69,110,369 Shares of Class A Common Stock (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 69,110,369 Shares of Class A Common Stock (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,110,369 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

THRC Holdings owns (i) 69,067,625 shares of Class A Common Stock and (ii) warrants to purchase 42,744 shares of Class A Common Stock. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management.

(2)

Based on (i) 158,996,801 shares of Class A Common Stock outstanding as of April 13, 2023, as represented by the Issuer to the Reporting Persons, plus (ii) 42,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of warrants to purchase shares of Class A Common Stock.

CUSIP No. 74319N100	SCHEDULE 13D	Page 5

1.	NAMES OF REPORTING PERSONS Farris Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 59,067,820 Shares of Class A Common Stock (1)
	8.	SHARED VOTING POWER 977,778 Shares of Class A Common Stock (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 60,045,598 Shares of Class A Common Stock (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,045,598 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

FARJO Holdings, LP, a Texas limited partnership (“FARJO Holdings”), owns 977,778 shares of Class A Common Stock, the Farris and Jo Ann Wilks 2022 Family Trust, a Texas irrevocable trust (the “Farris Trust”), owns 58,241,444 shares of Class A Common Stock (the number of shares owned by the Farris Trust is subject to change based on an appraisal) and Farris Wilks owns 826,376 shares of Class A Common Stock. FARJO Management, LLC, a Texas limited liability company (“FARJO Management”), is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management. Farris Wilks and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.

(2)	Based on 158,996,801 shares of Class A Common Stock outstanding as of April 13, 2023, as represented by the Issuer to the Reporting Persons.

CUSIP No. 74319N100	SCHEDULE 13D	Page 6

1.	NAMES OF REPORTING PERSONS Jo Ann Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 977,778 Shares of Class A Common Stock (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 59,219,222 Shares of Class A Common Stock (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,219,222 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.2% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

FARJO Holdings owns 977,778 shares of Class A Common Stock and the Farris Trust owns 58,241,444 shares of Class A Common Stock (the number of shares owned by the Farris Trust is subject to change based on an appraisal). FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management. Farris and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.

(2)	Based on 158,996,801 shares of Class A Common Stock outstanding as of April 13, 2023, as represented by the Issuer to the Reporting Persons.

CUSIP No. 74319N100	SCHEDULE 13D	Page 7

1.	NAMES OF REPORTING PERSONS Farris and Jo Ann Wilks 2022 Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 58,241,444 Shares of Class A Common Stock (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 58,241,444 Shares of Class A Common Stock (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,241,444 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The Farris Trust owns 58,241,444 shares of Class A Common Stock (the number of shares owned by the Farris Trust is subject to change based on an appraisal). Farris and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.

(2)	Based on 158,996,801 shares of Class A Common Stock outstanding as of April 13, 2023, as represented by the Issuer to the Reporting Persons.

CUSIP No. 74319N100	SCHEDULE 13D	Page 8

1.	NAMES OF REPORTING PERSONS FARJO Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 977,778 Shares of Class A Common Stock (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 977,778 Shares of Class A Common Stock (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,778 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	FARJO Holdings owns 977,778 shares of Class A Common Stock. FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management.
(2)	Based on 158,996,801 shares of Class A Common Stock outstanding as of April 13, 2023, as represented by the Issuer to the Reporting Persons.

CUSIP No. 74319N100	SCHEDULE 13D	Page 9

1.	NAMES OF REPORTING PERSONS FARJO Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 977,778 Shares of Class A Common Stock (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 977,778 Shares of Class A Common Stock (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,778 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	FARJO Holdings owns 977,778 shares of Class A Common Stock. FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management.
(2)	Based on 158,996,801 shares of Class A Common Stock outstanding as of April 13, 2023, as represented by the Issuer to the Reporting Persons.

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2022, as amended by Amendment No. 1 thereto filed with the SEC on July 7, 2022, Amendment No. 2 thereto filed with the SEC on November 28, 2022, and Amendment No. 3 thereto filed with the SEC on January 30, 2023 (collectively, the “Schedule 13D”) by the Reporting Persons relating to shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of ProFrac Holding Corp. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of the shares of Class A Common Stock reported herein was working capital of THRC Holdings.

Item 4.	Purpose of Transaction.

Redemption of ProFrac LLC Units

Since the time of the initial public offering of the Issuer, pursuant to the Third Amended and Restated Limited Liability Company Agreement of ProFrac Holdings, LLC, a Texas limited liability company (“ProFrac LLC”) (the “LLC Agreement”), and the Second Amended and Restated Certificate of Incorporation of the Issuer, certain members of ProFrac LLC, including THRC Holdings and the Farris Trust, have had the right (the “Redemption Right”) to cause ProFrac LLC to redeem all or a portion of each such member’s units in ProFrac LLC (the “ProFrac LLC Units”), together with the surrender of the same number of each such member’s shares of the Issuer’s Class B common stock, par value $0.01 per share (the “Class B Common Stock”), for an equivalent number of shares of the Issuer’s Class A Common Stock or, at the election of the Company’s audit committee, cash as provided in the LLC Agreement.

Pursuant to redemption notices delivered in accordance with the LLC Agreement, all of the eligible holders of ProFrac LLC Units, including THRC Holdings and the Farris Trust (collectively, the “Redeeming Members”), exercised their Redemption Rights with respect to all of their ProFrac LLC Units, representing an aggregate of 104,195,938 ProFrac LLC Units, including 49,939,536 ProFrac LLC Units held by THRC Holdings and 47,508,329 ProFrac LLC Units held by the Farris Trust (collectively, the “Redeemed Units”), together with the surrender and delivery of the same number of shares of Class B Common Stock (the “Redemption”).

On April 7, 2023, in accordance with the LLC Agreement, the Issuer delivered a written notice to ProFrac LLC and the Redeeming Members setting forth the Issuer’s election to exercise its right to purchase directly and acquire the Redeemed Units (together with the surrender and delivery of the same number of shares of Class B Common Stock) from the Redeeming Members.

On April 10, 2023, (i) the Issuer acquired 49,939,536 ProFrac LLC Units held by THRC Holdings by issuing 49,939,536 shares of Class A Common Stock to THRC Holdings, and THRC Holdings surrendered and delivered to the Issuer 49,939,536 shares of the Issuer’s Class B Common Stock, and (ii) the Issuer acquired 47,508,329 ProFrac LLC Units held by the Farris Trust by issuing 47,508,329 shares of Class A Common Stock to the Farris Trust, and the Farris Trust surrendered and delivered to the Issuer 47,508,329 shares of the Issuer’s Class B Common Stock.

Letter to Shareholders

On April 12, 2023, the Reporting Persons issued a press release containing a letter to the Issuer’s shareholders (the “Letter to Shareholders”) announcing the Redemption and encouraging the Issuer to deliver a plan to return capital to shareholders, among other things.

The foregoing summary of the Letter to Shareholders does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter to Shareholders, which is filed as Exhibit 1 to this Amendment and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in its entirety each of Item 5(a), 5(b) and 5(c) as follows:

(a) In aggregate, the Reporting Persons are the beneficial owners of 129,155,967 shares of Class A Common Stock, representing approximately 81.2% of the Issuer’s outstanding shares of Class A Common Stock. The percentage of beneficial ownership is based upon (i) 158,996,801 shares of Class A Common Stock outstanding as of April 13, 2023, as represented by the Issuer to the Reporting Persons, plus (ii) 42,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of warrants to purchase shares of Class A Common Stock.

(b) The number of shares of Class A Common Stock to which each Reporting Person has sole or shared voting or dispositive power is set forth on such Reporting Person’s cover page to this Amendment.

(c) On March 28, 2023, THRC Holdings purchased 500,000 shares of Class A Common Stock on the open market at a price of $12.07 per share. On March 29, 2023, THRC Holdings purchased 402,995 shares of Class A Common Stock on the open market at a price of $12.35 per share. The information set forth under the heading “Redemption of ProFrac LLC Units” in Item 4 of this Amendment is incorporated by reference into this Item 5(c).

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Letter to Stockholders, dated April 12, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2023).

2	Power of Attorney (Dan Wilks), dated as of April 19, 2023.

3	Power of Attorney (THRC Management, LLC, on behalf of itself and its wholly owned subsidiary, THRC Holdings, LP), dated as of April 19, 2023.

4	Power of Attorney (Faris Wilks), dated as of April 19, 2023.

5	Power of Attorney (Jo Ann Wilks), dated as of April 19, 2023.

6	Power of Attorney (Farris and Jo Ann Wilks Family Trust), dated as of April 19, 2023.

7	Power of Attorney (FARJO Management, LLC, on behalf of itself and its wholly owned subsidiary, FARJO Holdings, LP), dated as of April 19, 2023.

8	Joint Filing Agreement, dated as of May 26, 2022 (incorporated by reference to Exhibit 15 to the Reporting Persons’ Schedule 13D filed with the SEC on May 27, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2023

Farris and Jo Ann Wilks 2022 Family Trust

By:	/s/ Javier Rocha
Name: Javier Rocha
Title: Attorney-in-Fact

THRC Holdings, LP

By:	/s/ Javier Rocha
Name: Javier Rocha
Title: Attorney-in-Fact

THRC Management, LLC

By:	/s/ Javier Rocha
Name: Javier Rocha
Title: Attorney-in-Fact

FARJO Holdings, LP

By:	/s/ Javier Rocha
Name: Javier Rocha
Title: Attorney-in-Fact

FARJO Management, LLC

By:	/s/ Javier Rocha
Name: Javier Rocha
Title: Attorney-in-Fact

*
Dan H. Wilks

*
Farris C. Wilks

*
Jo Ann Wilks

*By:	/s/ Javier Rocha
Javier Rocha, as Attorney-in-Fact